Filed by Equinix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Switch & Data Facilities Company, Inc.

(Commission File No. 001-33302)

The following is portions of a transcript of a joint conference call held by Equinix, Inc. and Switch & Data Facilities Company, Inc. on October 21, 2009:

Operator

Good afternoon and welcome to the Equinix conference call. All lines will be on listen only until we open for questions and answers at the end of today’s conference. Also, today’s call is being recorded. If you have any objections, please disconnect at this time. I would like to turn the call over to Jason Starr, Senior Director of Investor Relations. Sir, you may begin.

Jason Starr—Equinix, Inc.—Senior Director, IR

Good afternoon, and welcome to our conference call today. Today, we’ll be discussing the acquisition of Switch & Data by Equinix as well as our third quarter 2009 results. Before we get started, I would like to remind everyone that some of the statements we’ll be making today are forward-looking in nature and involve risks and uncertainties. Actual results may vary significantly from those statements, and may be affected by the risks we identify in today’s releases, and those identified in our filings with the SEC, including our Form 10-K, filed on February 26, 2009, and Form 10-Q, filed on July 29, 2009. Equinix assumes no obligation and does not intend to update or comment on forward-looking statements made on this call.

In addition, in light of Regulation Fair Disclosure, it is Equinix’s policy not to comment on its financial guidance during the quarter unless it is done through an explicit public disclosure. In addition, we’ll provide non-GAAP measures on today’s conference call. We provide a reconciliation of those measures to the most directly comparable GAAP measures, and a list of the reasons why the Company uses these measures in today’s press release, and on the Equinix Investor Relations page at www.Equinix.com. Additionally, we have posted two documents on our IR website to provide an overview of today’s announcement. We would like to remind you that we will post important information about the Company on the investor relations page of our website. We encourage you to check our website regularly for the most current available information.

With us today are Steve Smith, Equinix’s Chief Executive Officer and President, Keith Taylor, Equinix’s Chief Financial Officer, and Keith Olsen, Switch & Data’s President and CEO. Following our prepared remarks, we’ll be taking questions. Based upon feedback, we are targeting an hour’s length for this call. In support of that, I would like to ask that the follow-on questions be limited to one. A final note for today’s call, because Switch & Data has not released its Q3 financial results, we will not be able to answer any questions regarding this topic on today’s call. At this time, I’ll turn the call over to Steve.

Steve Smith—Equinix, Inc.—CEO, President

Thank you, Jason, and thank you to everybody for joining us today. As I imagine you’ve all seen in today’s press release, we have announced the acquisition of Switch & Data, so we have a little more to talk about than just our Q3 results. This agreement will extend our industry leadership as the number one global data center colocation data service provider. Of course, as you also saw today, Equinix delivered another great quarter, posting strong results across all key metrics. Keith Taylor will provide you a detailed look at the quarter in a moment, but let’s first talk about this exciting news.

Today’s announcement represents the execution of an agreement to acquire Switch & Data for $689 million in cash and stock, based upon yesterday’s closing price, and as most of you would know, Switch & Data also has $142.5 million of outstanding term debt. Stockholders of Switch & Data will receive a combination of cash and stock with cash representing 20% of the total consideration, as outlined in our press release today. We do expect this transaction to close in the first quarter of 2010.

We’re very excited about this transaction for a number of reasons. First, we believe this combination is very attractive with the ability to produce strong strategic and financial synergies, and will be accretive to our shareholders. Second, we believe that this transaction will enable us to officially enter 16 new markets in North America, including key markets such as Atlanta, Denver, Miami, Seattle, and Toronto, all with existing data centers, rich network density, a strong customer base, and established operations teams already in place. Third, this transaction brings important additional space and revenue capacity in Dallas, New York, and Silicon Valley, where we’re experiencing high demand. As a combined company, we’ll improve operating efficiencies in all of the current markets we serve. Ultimately, this will give us a stronger platform for delivering lower latency solutions to a larger footprint of North America, which is increasingly important to our customers.

Fourth, because we understand Switch & Data’s business model and the needs of their customers, we expect a smooth integration. In getting to know the management team, we recognize that there is a common customer focus culture that we plan to maintain going forward. Our strong balance sheet and commitment to expansion continue to make Equinix the company customers can grow with. We believe this is important for the customers of both companies, while they also gain the leverage of the combined companies’ customer focus and operational expertise, now covering a broader set of North American markets, and all in the context of a global footprint.

And finally for our investors, we’ll be adding significant revenues and adjusted EBITDA to our run rate. The combined companies will continue to have a recurring revenue model with a high fixed cost structure. This provides the visibility and ongoing predictability you’ve become accustomed to. And with this added scale, we’ll gain a number of benefits including lower level ratios, and greater access to capital, likely at lower costs. Of course the deal is still subject to Switch & Data shareholders’ approval, regulatory review, and customary closing conditions. Again, we are targeting closing this transaction in the first quarter of 2010.

So let me stop there and turn it over to Keith Olsen at this time, to give a quick Switch & Data perspective on this transaction. Over to you.

Keith Olsen—Switch & Data—President & CEO

Thank you, Steve. Good afternoon, ladies and gentlemen, it is my pleasure to join you on the call today to discuss this exciting announcement. By joining our two great businesses, we combine a shared commitment to excellence in supporting our customers. With this combination, we create synergies in our complementary business model, and we leverage our high quality data centers and their respective capacities and footprint. A combination of Equinix’s global data center footprint and Switch & Data’s broad North American footprint provides our customers improved access to the world’s population centers, and a single partner for the global data center requirements.

This combination of assets and employee talent drives tremendous value in the markets we serve. This acquisition helps our customers address and respond to two broad market trends. Network-based businesses create value by increasing the number of eyeballs, eardrums, and endpoints served. To do this, they need to aggregate and distribute information in close proximity to population centers to reduce latency, optimize their service performance and provide platforms for their growth. The combination of Switch & Data’s North American footprint and Equinix’s global reach enable our customers to increase their market reach and enhance their service offerings.

I’m very proud of the business Switch & Data has developed over the past 10 years. We continue to successfully execute on our strategies. We started with a handful of employees in one data center ten years ago. Today we employ over 370 associates and operate 34 sites that aggregate and distribute worldwide digital content for many of the biggest network-centric brands. It is important to remember that success is an ongoing journey.

The customers we serve include the leaders in their respective industries, and we compete for business with numerous data center service providers from global providers to regional players. By creating a company with more than $1 billion in revenue and operations on four continents, we are evolving our business to better serve our customers and compete on this global stage. We are excited about the new opportunities that this deal creates for our employees, customers, and shareholders, and in the coming months, until this deal closes, all of us at Switch & Data will continue to execute our strategy and focus on providing the best possible service and support to our customers.

Thank you again, and I’ll now turn it back over to you, Steve.

Steve Smith—Equinix, Inc.—CEO, President

Thanks a lot, Keith, and thanks for your leadership, and thanks to the whole Switch & Data team for building a great company. We look forward to working closely with you to create something special that our customers, employees, and shareholders will be proud of. I would like to turn it over to Keith Taylor to review the highlights of our third quarter results with you, Keith?

****

Steve Smith—Equinix, Inc.—CEO, President

****

**** We believe that the decision to continue to invest in our expansions and future growth was the right one in 2009, and clearly an example of our confidence in our longer term opportunity. Today’s announcement of our agreement to acquire Switch & Data is yet another example of our confidence in our future. As we emerge from a weak economy in 2009, the combination of these investments is proving to extend our scale and reach to better serve our customers and build upon our market position.

****

**** As you might expect with today’s announcement, the team has been pretty busy in getting this transaction signed. As the closing of this acquisition progresses and our 2010 operating plan solidifies, we expect to be able to provide you full 2010 guidance on our Q4 earnings call. ****

So in conclusion, as we look forward to next year, we are very excited about our prospects for continued top and bottom line growth. Today’s transaction, when combined with our global expansion, internal investments in systems, processes, and people to operate on a global basis, promises to make 2010 another exciting year for Equinix. At this time, we’d like to open it up for questions, and Ivy, I’ll turn it back over to you.

QUESTION AND ANSWER

Operator

(Operator Instructions). Our first question comes from Jonathan Atkin from RBC Capital Markets. Sir, your line is open.

Jonathan Atkin—RBC Capital Markets—Analyst

Yes. Good afternoon. With regard to the transaction, I wondered if you could kind of comment qualitatively on those areas where you expect either top line synergies or perhaps SG&A synergies, and then maybe from an antitrust standpoint, are there any issues to consider given that both of you are significant players in the carrier neutral space and among the lead providers of cross connect internet service?

Steve Smith—Equinix, Inc.—CEO, President

Yes, Jonathan, let me take that on. I’m glad you started out with that question, because Keith and I today, and Keith Olsen, are not going to be able to discuss deal structure, returns, any post-integration strategy, synergies or employee changes, and as Jason mentioned, anything about Switch & Data’s Q3 performance. So any deal-specifics that’s not contained in the press release, we’re just not in a position today to give you any more color.

In terms of the regulatory position, rest assured that we have looked very hard at this. We do not believe the transaction presents any competitive concerns. We’re taking a position that the North America data center market is a big market, as you guys know, pretty highly fragmented, and if you include all of the hosting players in that space, it’s in excess of $17 and $17.5 billion. So there’s in excess of 350/360 companies in this space, so our position is we’ll let the regulatory case play itself out.

Jonathan Atkin—RBC Capital Markets—Analyst

And then maybe one follow up, just moving away from the income statement. If you can comment on just your (technical issues) with respect to acquired assets, what types of investments do you typically make in these kinds of cases, and are there any noncore data center assets that would be candidates for divestiture?

Steve Smith—Equinix, Inc.—CEO, President

John, I think we caught most of that. You broke up a little bit, but on the back end of your question, we’re still in the analysis phase of how we’ll combine the data centers, and it will probably give us an opportunity to tier our services in the future. We’ve been looking at that. I think we’ve signaled that to you guys before. Now that we’re going to have a combination of 79 data centers and 34 markets globally, it sure provides us with the ability to service multiple requirements from multiple types of customers, and possibly look at doing that. But any further color on past that, we’re just not in a position today to address that.

Jonathan Atkin—RBC Capital Markets—Analyst

Great. Thank you very much.

Operator

Thank you. Our next question comes from Jonathan Schildkraut from Jefferies. Your line is open.

Jonathan Schildkraut—Jefferies & Co—Analyst

Great. Thank you for taking the question. You know, if you could give us, Steve and Keith, just a little bit of the genesis of how this transaction came about, that would be helpful, and Steve, more specifically in terms of concerning trends you might have seen in the market generally during the course of the quarter, kind of bring us up to speed, overall demand, trends by market, and then maybe a little bit about financial services and your global footprint and you know in the past you’ve kind of given us some of these global logos, and how the footprint has helped you win any of those deal logos. Thank you.

Steve Smith—Equinix, Inc.—CEO, President

Sure. Let me start, and Keith maybe you can add a little color here. I would tell you that the top of the agenda is the fact this was going to efficiently put us into 16 new markets in North America. Five of which were of particular interest to us based on customer survey and just pipeline and demand coming at us. Atlanta, Denver, Miami, Seattle, and Toronto were all of high interest to us. The combination will also bring more capacity in critical markets where we overlap, particularly in Dallas, New York, and Silicon Valley.

We like the core focus on the network density, so Keith and I referred to in our remarks about low latency solutions. I think we’re getting more customer demands to be able to service low latency requirements, so the net out for us we think it’s a very good cultural fit, the business models are common, the customers, we have a lot of commonality, there’s a great operational track record between the two organizations, and therefore we think it’s going to be a pretty smooth integration. Keith, I don’t know if you want to add anything there.

Keith Olsen—Switch & Data—President & CEO

I think that’s good and that covers it Steve, good.

Jonathan Schildkraut—Jefferies & Co—Analyst

Steve, I was hoping maybe you could tell us how you guys entered, kind of, the conversation and how the deal kind of came together as opposed to the strategic reasons.

Steve Smith—Equinix, Inc.—CEO, President

Yes, well, these reasons that were driven by our customers are what opened the opportunity for us to have these conversations, Jonathan, so we’ve known Keith and his leadership team for quite some time, and there’s been a good relationship there, but at one point, we made a phone call, and had a conversation with them.

Jonathan Schildkraut—Jefferies & Co—Analyst

Fair enough. Some of the financial services trends and the global logos?

****

Operator

Thank you. Next we have Ilya Grozovsky with Morgan Joseph. Your line is open.

Ilya Grozovsky—Morgan Joseph—Analyst

Thanks. So with the acquisition of Switch & Data, are any of your internal domestic expansion plans getting shelved or anything like that, or does everything continue as planned?

Steve Smith—Equinix, Inc.—CEO, President

I think the way we think about that right now, Ilya is they’re going to give us as I mentioned, more capacity in more markets, particularly three key markets, Dallas, New York, and Silicon Valley, where as Keith just said we have very high fill rates and we’ll be managing that capacity. This is going to help us to be able to bring on new capacity in those markets that could alleviate some of that capacity. We have announcements, as you guys know in all of those markets, but the timing of that, we’ve tried to build it so it’s just in time, but with the fill rates now accelerating, the back half of the year, it’s going to put some pressure, so that’s going to bring some added good capacity in those three markets.

Ilya Grozovsky—Morgan Joseph—Analyst

So the answer is — yes, go ahead?

Keith Taylor—Equinix, Inc.—CFO

I would also add from Steve, so we’re going to take advantage of hopefully some of that capacity, but actually equally important when you look at our downtown builds in Chicago, our downtown builds in L.A., and of course D.C., all of our markets were needing capacity. We think there’s sufficient demand not only in the marketplace today, but residing in our pipeline that is going to cause us to fill up our capacity quicker than we anticipated. So any incremental capacity that we have particularly when you know think about our New York Four phase 3 asset that’s going to come on line next year, we’re concerned that that is insufficient capacity to meet the demands of the marketplace.

Steve Smith—Equinix, Inc.—CEO, President

So the answer to your question is we currently have no plans to stop any of the announcements that we’ve made.

Ilya Grozovsky—Morgan Joseph—Analyst

Great, thank you very much.

****

Operator

Next we have Frank Louthan from Raymond James. Sir, your line is open.

Frank Louthan—Raymond James—Analyst

Thank you. Could you give us an idea of what some of the key hurdles are going to be for the integration? And I can appreciate your comments on the synergies. Do you expect synergies? Is that more of a top line or cost synergy that you’re targeting, and more of where that might come from? Thanks.

Steve Smith—Equinix, Inc.—CEO, President

Yes, Frank, I think as I mentioned earlier, you know that there’s a common business model between these two companies, and there’s obviously going to be overhead functions. I don’t care which one you want to pick, that we’re going to look at and study together where we can achieve the synergies, but as I mentioned early we are just not in a position to share beyond the expected synergies we built into the model, we’re going to go execute on. Keith and I and the two teams will go do that together, and we’ll hit them during the first year.

Frank Louthan—Raymond James—Analyst

What were the key things that you’re looking at for integration? What are the first couple of things you’re tackling, and what are going to be your biggest challenges?

Steve Smith—Equinix, Inc.—CEO, President

Quite frankly, we’re not viewing anything to be a big challenge right now. So we’ve mapped out people, process. We’ve looked at all of the functions. Keith and I and our teams have spent quite a bit of time together, so we have a pretty good plan of looking at all of the functions from IT to sales to marketing. We’ve laid it out together and so I again, we’ll give you more color on that as we proceed through the coming months.

Frank Louthan—Raymond James—Analyst

Okay. Great. Thank you.

Operator

Thank you. Next we have Erik Suppiger from Signal Hill. Sir, your line is open.

Erik Suppiger—Signal Hill—Analyst

Good afternoon. A question for Keith. Keith, what portion of your customer base do you share with Equinix?

Keith Olsen—Switch & Data—President & CEO

Erik, when you look at the information that we’ve both provided publicly and on our website, you look at many of the large network services and content, on-line content companies. We share quite a number of those customers as mutual customers.

Erik Suppiger—Signal Hill—Analyst

So I’m wondering, how much of them would be looking to find a second source, if — as you combine with Equinix? Would that be a concern?

Keith Olsen—Switch & Data—President & CEO

When you think about the way people have deployed inside of Switch & Data’s data centers, they utilize our footprint for reach and the interconnections that they support on their return streams, so we see this as an expansion opportunity.

Erik Suppiger—Signal Hill—Analyst

So they may not be looking for a second source in those particular regions? Is that the way we should think about it?

Keith Olsen—Switch & Data—President & CEO

I was commenting on the customers that we see that continue to expand with Switch & Data, and the value proposition on how we positioned it.

Erik Suppiger—Signal Hill—Analyst

Okay. And, Steve —

Steve Smith—Equinix Inc.—CEO, President

Erik, I would tell you on top of that, you know, undoubtedly, there’s going to be some procurement policies on and of these guys where they’re going to want dual suppliers, but our intelligence to date suggests that is just not a material issue for us and we’re going to stay deployed in both sets of centers in these markets. We’ve done a lot of work in that area as we looked at this thing.

Erik Suppiger—Signal Hill—Analyst

And Steve what kind of market share do you have in the neutral colocation market? Do you have any sense for that?

Steve Smith—Equinix, Inc.—CEO, President

All the way up at the — if you look at the broader data center market, as I described it earlier, it’s low single digit, if you include all of the hosters, and the 350-plus companies that we talked about. So it’s — it’s a low to medium probably single digit. I don’t have that number in front of me right now, but it’s not a big number.

Erik Suppiger—Signal Hill—Analyst

But you would have not a sense for what — a lot of that is carrier centric. You don’t have a sense for what the neutral, what your market share in neutral colocation fee would be, do you?

Steve Smith—Equinix, Inc.—CEO, President

Doesn’t really get cut that way. The industry analysts cut it several different ways, and the way we pay attention to it is all the internet-related data service centers around the markets, and that’s kind of how we look at it.

Erik Suppiger—Signal Hill—Analyst

Okay. Very good. Thank you.

****

Operator

Thank you. Our last and final question comes from Chad Bartley from Pacific Crest. Sir, your line is open.

Chad Bartley—Pacific Crest—Analyst

Thank you very much. Question as it relates to the Switch & Data acquisition. I realize you guys don’t want to talk too much, but as you look at some of the metrics, there’s a pretty big difference in the two companies’ utilization rates and their MRR per customer. Can you talk about why there’s such a gap there, and then is that an opportunity to help drive revenue growth, revenue synergy?

Steve Smith—Equinix, Inc.—CEO, President

Yes, I — I would tell you, I think last quarter, I think Keith and his team were in the low 60s in utilization. We’ve been in the low 80s. I think the combined efforts between our two sales organizations and the demand we’ve talked about today, I think both Keith’s team and our team feel we’re going to be able to accelerate the utilization of these facilities, particularly in these key markets I mentioned, Dallas, New York, and Silicon Valley. So we feel good about they have ability to leverage the sales momentum we have here with the capacity that Keith’s team will bring to the combination.

Keith Taylor—Equinix, Inc.—CFO

Chad the other thing, and I’ll tell you that when you look at the two relative businesses, you have to recognize we have a lot of large footprint, and when you compare our inventory relative to the inventory of Switch & Data’s, you’ve got to appreciate that there’s some very sizable deals in our portfolio. So when you look at the average unit of volume per customer, we’re able to — of course we have been and we are able to sell of size, whereas the Switch & Data team, as you know can recognize, have a large build today in New York, and an expansion that’s taking place in New York, and some other meaningful locations, but not of the size of 300 and 400,000 square feet where you can sell a relatively large footprint. So when you look at all of the averages, everything think that’s part of the reasons why you would see a delta on the price point — not the price point, the average revenue per customer.

Chad Bartley—Pacific Crest—Analyst

Very helpful. Thank you both.

Jason Starr—Equinix, Inc.—Senior Director, IR

This concludes our conference call today. Thank you all very much for joining us.

Operator

Thank you all for participating in today’s conference. You may disconnect your line.

This document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the challenges of acquiring, operating and constructing IBX centers and developing, deploying and delivering Equinix services; unanticipated costs or difficulties relating to the integration of Switch and Data into Equinix; a failure to receive significant revenue from customers in recently built out data centers; failure to complete any financing arrangements contemplated from time to time; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay new or outstanding indebtedness; the loss or decline in business from our key customers; the results of any litigation relating to past stock option grants and practices; and other risks described from time to time in Equinix’s filings with the Securities and Exchange Commission. In particular, see Equinix’s recent quarterly and annual reports filed with the Securities and Exchange Commission, copies of which are available upon request from Equinix. Equinix does not assume any obligation to update the forward-looking information contained in this press release.

Equinix and IBX are registered trademarks of Equinix, Inc. International Business Exchange is a trademark of Equinix, Inc.

Important Information for Investors and Stockholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Equinix and Switch and Data. In connection with the proposed transaction involving Equinix and Switch and Data, Equinix plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of Equinix and Switch and Data plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Switch and Data. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov. In addition, Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).